

Mail Stop 4631

January 19, 2018

Via E-mail
Victor Gallo
General Counsel
PlayAGS, Inc.
5475 S. Decatur Blvd., Suite 100
Las Vegas, NV 89118

> **Re: PlayAGS, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 0-55119**

Dear Mr. Gallo:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction